

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via Email
Dale Van Voorhis
Chief Executive Officer
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, GA 31822

> **Re:** **Parks! America, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 000-51254**
>
> **Form 10-Q for the Quarterly Period Ended December 30, 2012**
> **Filed February 6, 2013**
> **Filed No. 000-51254**

Dear Mr. Van Voorhis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Index, page 3

1. Please revise the date as appropriate in future filings.

Market for Common Equity, page 9

2. You state that your common stock trades on the OTCBB. It appears, however, that your common stock is quoted on the OTCQB. Please revise your future filings, both here and in the overview of your business section on page 4, accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 13

3. In future filings, please revise this section to provide a discussion of critical accounting policies that supplements (but does not duplicate) the description of accounting policies in the notes to the financial statements, and provides greater insight into the quality and variability of information regarding financial condition and operating performance. Refer to the guidance in FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures, page 14

4. We note the that you have assessed both Disclosure Controls and Procedures and Internal Control over Financial Reporting as "effective" as of September 30, 2012. Given your lack of provision of adequate Critical Accounting Policies and an Opinion that properly identifies the periods audited, please support your assessment of Disclosure Controls and Procedures and Internal Controls over Financial Reporting as "effective."

Audit Committee, page 18

5. In future filings, please revise to disclose your board of director's determination regarding whether you have at least one audit committee financial expert serving on your audit committee pursuant to Item 407(d)(5) of Regulation S-K.

Employment Agreements, page 20

6. We note your discussion of employment agreements on pages 20 and 21. To the extent you have employment agreements with any of your named executive officers, please revise to disclose the terms of the employment agreements, including any severance or change of control compensation, for each of your named executive officers in future filings. In addition, please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K with your next periodic report.

Signatures, page 24

7. Please have your principal accounting officer or controller sign in his capacity as such in the second signature block.

Report of Independent Registered Public Accounting Firm, page F-2

8. Please file an amended Form 10-K for the fiscal year ended September 30, 2012 to include an opinion that properly identifies the periods audited. Your current opinion cites "periods" but does not identify those periods as the 12 months ended September 30, 2012 and the nine months ended October 2, 2011.

Form 10-Q for the Quarterly Period Ended December 30, 2012

9. We note from your disclosure in your Form 10-K that you consider each park to be an operating and reporting segment. However, we did not note related disclosure in your Form 10-Q. Please file an amended Form 10-Q to include the segment disclosure required by ASC 280-10-50-32 and 280-10-50-33.

Item 4. Controls and Procedures, page 18

10. As a related matter, we note you have evaluated disclosure controls and procedures, as of December 30, 2012, as effective. Given the lack of provision of required segment disclosure, as noted above, please revisit your assessment as of December 30, 2012 for accuracy. If you continue to believe your disclosure controls and procedures are effective as of such date, please support your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief